HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 30, 2008

Dana Brown
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

      Re:   Liquor Group Wholesale, Inc.
            Form S-1 Amendment No. 3
            File # 333-147526

      This office represents Liquor Group Wholesale, Inc. (the "Company"). Amendment No. 3 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated July 17, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1.  Comment complied with.                                                   24

2. For purposes of FIN 46(R), the controlling factors in determining whether to consolidated a variable interest entity are provided in the second paragraph of the section in the Summary entitled "Differences Between This Interpretation and Current Practice". This paragraph provides, in part, the following:

    "An enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result or holding variable interests, which are the ownership, contractual, or other pecuniary interests..."

    The registrant does not have a variable interest in either Liquor Group Florida or Liquor Group Michigan. In addition, the registrant will not absorb any losses and will not receive any profits or returns in either of these entities.

                                                                     Page Number
                                                                     -----------

    From a hypothetical standpoint, Mr. Eiras could:

     o Own the corporation that leases office space to the registrant;

     o Own the corporation that provides shipping services for the registrant; and

     o Own thecorporation which provides accounting and other administrative services for the registrant.

    However, unless the registrant absorbed a majority of these entities' expected losses, or received a majority of their expected residual returns, these entities would not be consolidated with the registrant.

3.  Comment complied with.                                               25, 26

4.  Comment complied with.                                                FS-20

5.  See our response to comment 2. As of August 31, 2007 the registrant consolidated the wholesale distribution division of Liquor Group Holdings. With respect to the unconsolidated divisions of Liquor Group Holdings (i.e. retail and military), the registrant will not absorb any losses and will not
    receive any profits or returns in the unconsolidated divisions.
    In addition, the registrant does not own a variable interest in the unconsolidated divisions of Liquor Group Holdings.
    Accordingly, only the wholesale distribution division of Liquor
    Group Holdings was consolidated as of August 31, 2007.                    7

6.  Comment complied with.

7.  Comment complied with.

8.  Comment complied with.                                            FS-2/FS-4

9.  Comment complied with.                                                FS-10

10. Comment complied with.                                                FS-10

11. Comment complied with.                                                FS-10

12. Comment complied with.                                                 FS-9

13. Comment complied with.                                         FS-19, FS-33

14. Comment complied with.                                              Item 15

15. Comment complied with.                                            Exhibit 5

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    By /s/ William T. Hart
                                       ----------------------------
                                           William T. Hart


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